UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COLUMBUS VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

19963P 10 9
(CUSIP Number)

John Graham Rhoden
15 Victorian Crescent, Town Moor,
Doncaster, South Yorkshire
England DN2 5BP
Telephone Number: 07780 - 506672
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19963P 10 9

1.	Names of Reporting Persons John Graham Rhoden
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:British Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	8,000,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	8,000,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 45.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 19963P 10 9

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Columbus Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 210, Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

John Graham Rhoden (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 15 Victorian Crescent, Town Moor, Doncaster, South Yorkshire, England DN2 5BP.

(c)	Present Principal Occupation and Employment:

The Reporting Person is currently employed as a venture capitalist.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Britain.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 1, 2008, pursuant to the terms of a Share Transfer Agreement dated March 20, 2008, as amended on April 1, 2008, (the “Share Transfer Agreement”) between the Reporting Person and Lubow Klauser, the former director of the Company, the Reporting Person purchased 8,000,000 shares of the

CUSIP No. 19963P 10 9

Company’s common stock from Ms. Kaluser (the “Shares”). In consideration of the Shares, the Reporting Person paid $80,000 to Ms. Klauser.

ITEM 4. PURPOSE OF TRANSACTION.

The purchase of the shares by the Reporting Person was for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

 As of April 1, 2008, the Reporting Person beneficially owns the following securities of the Company:

CUSIP No. 19963P 10 9

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	8,000,000	45.7%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of April 1, 2008, there were 17,517,150 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated March 20, 2008 between Lubow Klauser and John Graham Rhoden.

Amendment to Share Transfer Agreement dated April 1, 2008 between Lubow Klauser and John Graham Rhoden.

CUSIP No. 19963P 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2008
Date

/s/ John Graham Rhoden
Signature

John Graham Rhoden
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 20th day of March, 2008.

BETWEEN:

	NAME OF TRANSFEROR:	LUBOW KLAUSER

	ADDRESS OF TRANSFEROR:	Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:

	NAME OF TRANSFEREE:	JOHN GRAHAM RODEN

	ADDRESS OF TRANSFEREE:	15 Victorian Crescent
Town Moor
Doncaster DN2 5BP
United Kingdom

(the “Transferee”)
OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $8,000, being US $0.001 per share, paid by the Transferor to the Transferee, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 8,000,000 shares of the common stock (the “Shares”) of COLUMBUS VENTURES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances.

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

(7)

The Transferee acknowledges and agrees that the Transferor is an affiliate of the Corporation and as such, all certificates representing the shares to be acquired by the Transferee are restricted securities and will bear a restrictive legend as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

The closing of this Agreement will be held on March 31, 2008.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser
LUBOW KLAUSER

/s/ John Graham Rhoden
JOHN GRAHAM RODEN

AMENDMENT AGREEMENT TO SHARE TRANSFER AGREEMENT

This Agreement is dated effective the 1st day of April, 2008.

BETWEEN:

LUBOW KLAUSER
Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:

JOHN GRAHAM RHODEN
15 Victorian Crescent, Town Moor
Doncaster, South Yorkshire, England DN2 5BP

(the “Transferee”)
OF THE SECOND PART
WHEREAS:

A. The Transferor and the Transferee entered into a Share Transfer Agreement dated March 20, 2008 (the “Share Transfer Agreement”) whereby the Transferor agreed to sell 8,000,000 shares of common stock (the “Shares”) of Columbus Ventures Inc. in consideration of $8,000 (the “Consideration”) paid by the Transferee to the Transferor.

B. The Transferor and the Transferee have mutually agreed to increase the Consideration of the Shares to $80,000 on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the covenants and agreements set out herein and the sum of $10.00 paid by the Transferor to the Transferee, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Definitions. Except as otherwise set out herein, capitalized terms used in this Agreement shall have the same meaning as specified in the Share Transfer Agreement.

2.

Amendment. The Share Transfer Agreement is hereby amended by increasing the Consideration of the Shares paid by the Transferee to the Transferor from $8,000, being $0.001 per share, to $80,000, being $0.01 per share.

3.	Counterparts. This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser	/s/ John Graham Rhoden
LUBOW KLAUSER	JOHN GRAHAM RHODEN